BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), considering the recent decision issued by the Regional Federal Court of Appeals of the 3rd Region in a criminal proceeding involving Mr. José Roberto Pernomian Rodrigues (“Mr. José Roberto”), Vice-President of the Company, hereby clarifies that: (i) the abovementioned proceeding, which existence was duly disclosed in the public periodic information of the Company, deals with facts occurred more than 10 years ago and do not have any relation with the activities carried out by Mr. José Roberto within BRF; and (ii) in accordance with the legal advisors consulted by the Company, such decision does not prevent Mr. José Roberto from exercising the executive functions in companies, since the decision is not definitive and does not fall into the cases set forth in article 147, §1º, of the Brazilian Law nº 6.404/1976. Notwithstanding, Mr. José Roberto submitted his resignation to the office of Vice-President of the Company on the date hereof as he understands that this is the most adequate measure for the moment.

The Board of Directors in a meeting held today acknowledged the resignation of Mr. José Roberto, thanked him for the work done over the years in which he held the position of Vice President in the Company and decided that his position will remain vacant until new resolution of the Board of Directors is taken.

São Paulo, August 2nd, 2017

Pedro de Andrade Faria
Chief Executive, Financial and Investor Relations Officer